SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section
         14(d)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                MCNEIL REAL ESTATE FUND XXV, L.P.
               (Name of Subject Company [Issuer])

                 HIGH RIVER LIMITED PARTNERSHIP
                          CARL C. ICAHN
                            (Bidders)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                           582568 87 9
              (CUSIP Number of Class of Securities)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
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Transaction                       Amount of filing fee: $1,812.25
Valuation*: $9,061,256.88
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     * For purposes of calculating the fee only. This amount assumes the purchase of 37,755,237 units of limited partnership interest (the "Units") of the subject partnership for $0.24 per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,812.25
Form or Registration No.: Schedule 14D-1, dated August 3, 1995
Filing Party: High River Limited Partnership & Carl C. Icahn
Date Filed:  August 4, 1995

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               AMENDMENT NO. 16 TO SCHEDULE 14D-1

     This Amendment No. 16 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), and Carl C. Icahn, a citizen of the United States (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on August 4, 1995, as amended by Amendment No. 1 filed with the Commission on August 9, 1995, Amendment No. 2 filed with the Commission on August 14, 1995, Amendment No. 3 filed with the Commission on August 18, 1995, Amendment No. 4 filed with the Commission on August 21, 1995, Amendment No. 5 filed with the Commission on August 22, 1995, Amendment No. 6 filed with the Commission on August 25, 1995, Amendment No. 7 filed with the Commission on August 31, 1995, Amendment No. 8 filed with the Commission on September 7, 1995, Amendment No. 9 filed with the Commission on September 8, 1995, Amendment No. 10 filed with the Commission on September 12, 1995, Amendment No. 11 filed with the Commission on September 15, 1995, Amendment No. 12 filed with the Commission on September 15, 1995, Amendment No. 13 filed with the Commission on September 18, 1995, Amendment No. 14 filed with the Commission on September 28, 1995 and Amendment No. 15 filed with the Commission on September 29, 1995. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated August 3, 1995, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest (collectively with the Offer to Purchase, the "Offer").

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

     Item 3(b) is hereby amended to add the following:

          (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase and in Section 13 of the Offer to Purchase, entitled "Background of the Offer," is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

     Item 5 is hereby amended to add the following:

          (a)-(c) The information set forth in the "INTRODUCTION" of the Offer to Purchase, Section 8 of the Offer to Purchase, entitled "Future Plans of the Purchaser," and Section 10 of the Offer to Purchase, entitled "Voting by the Purchaser," is incorporated herein by reference.


          (d)-(e) The information set forth in Section 8 of the Offer to Purchase, entitled "Future Plans of the Purchaser," is incorporated herein by reference.

Item 10. Additional Information

     Item 10(e) is hereby amended to add the following:

          (e) The information set forth in Section 13 of the Offer to Purchase, entitled "Background of the Offer," is incorporated herein by reference.

          Item 10(f) is hereby amended to add the following:

          (f) The information set forth in the Supplement to the Offer to Purchase dated September 29, 1995, a copy of which is attached hereto as
     Exhibit 31, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits

     The following documents are filed as exhibits to this Schedule 14D-1:

     (a)

     Exhibit 31    Supplement to the Offer to Purchase dated September 29, 1995

     Exhibit 32    Letter to the Limited Partners dated September 29, 1995

                           SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1995


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.
                         Title:  General Partner



                         By: /s/ Edward E. Mattner
                              Edward E. Mattner
                         Title:  President


                         RIVERDALE INVESTORS CORP., INC.



                         By: /s/ Edward E. Mattner
                              Edward E. Mattner
                         Title:  President



                         /s/  Theodore Altman
                              Carl C. Icahn
                         By:  Theodore Altman as
                              Attorney-in-fact







             [Signature Page for Amendment No. 16 to
        McNeil Real Estate Fund XXV, L.P. Schedule 14D-1]

                          EXHIBIT INDEX

                                                      Page Number
                                                      -----------
Exhibit 31     Supplement to the Offer to Purchase
               dated September 29, 1995

Exhibit 32     Letter to the Limited Partners
               dated September 29, 1995